Filed Pursuant to Rule 433

Registration No. 333-230230

November 6, 2019

SECONDARY OFFERING OF 25,965,437 SHARES OF COMMON STOCK OF ANTERO MIDSTREAM CORPORATION

The information in this final term sheet supplements the prospectus of Antero Midstream Corporation (the “Company,” “we,” “us” or “our”), dated March 13, 2019 (the “Base Prospectus”), and supersedes the information in the Base Prospectus relating to the offer and sale of shares of common stock of the Company by the selling stockholders named therein to the extent it is inconsistent with the information in the Base Prospectus.  Terms used but not defined herein have the meanings assigned to such terms in the Base Prospectus.

Selling Stockholders	Affiliates of Warburg Pincus are selling all 22,965,437 shares held and certain investment funds managed by Yorktown Partners LLC are selling 3,000,000 shares held.

Total Shares Offered by the Selling Stockholders	25,965,437 shares of common stock.

Total Shares Outstanding After This Offering	503,419,919 shares of common stock.

Use of Proceeds	The Company will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering.

Exchange Listing	Our common stock is traded on the New York Stock Exchange under the symbol “AM.”

Dividend Policy

Our board of directors declared a cash dividend on the shares of our common stock of $0.3075 per share for the quarter ended September 30, 2019, which will be payable on November 13, 2019 to stockholders of record as of November 1, 2019. As the record date has already passed, investors in this offering will not be entitled to such dividend.

We are not obligated to pay dividends on shares of our common stock. Subject to preferences that may be applicable to any outstanding shares or series of preferred stock, holders of our common stock are only entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Our board of directors makes a determination each quarter as to the actual amount, if any, of dividends to pay on our common stock, based on various factors, some of which are beyond our control, including our operating cash flows, our working capital needs, our ability to access capital markets for debt and equity financing on reasonable terms, the restrictions contained in our debt instruments, our debt service requirements, credit metrics and the cost of acquisitions, if any. We may not have sufficient cash each quarter to pay dividends or maintain current or expected levels of dividends. Accordingly, we cannot guarantee that we will declare any future dividends.

Lock-up Agreements

We and investment funds affiliated with Yorktown Partners LLC have agreed that, subject to certain exceptions, without the prior written consent of the underwriter, we and they will not directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of any shares of common stock (other than shares of common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or described herein) or sell or grant options, rights or warrants with respect to any shares of common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the shares of common stock, whether any such transaction described in clause (1) or clause (2) is to be settled by delivery of the shares of common stock or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into shares of common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing for a period of 30 days after the date of this prospectus.

The underwriter, in its sole discretion, may release the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release shares of common stock and other securities from lock-up agreements, the underwriter will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

This communication is intended for the sole use of the person to whom it is provided by the issuer.  This communication does not constitute an offer to sell, and is not soliciting an offer to buy, shares of any securities in any jurisdiction where the offer or sale is not permitted.

Delivery of the common stock is expected to be made on or about November 11, 2019.

The issuer has filed a registration statement (including the Base Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the Base Prospectus and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the underwriter participating in the offering will arrange to send you the prospectus supplement and the Base Prospectus, when available, if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847.